UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13D-2(A)

(Amendment No. 1)

Bravo Brio Restaurant Group, Inc.
(Name of Issuer)
Common Shares, no par value per share
(Title of Class of Securities)
10567B 109
(CUSIP Number)
Bruckmann, Rosser, Sherrill & Co. II, L.P.
c/o Bruckmann, Rosser, Sherrill & Co., Inc.
126 East 56th Street, 29th Floor
New York, NY 10022
(212) 521-3799
BRSE, L.L.C.
c/o Bruckmann, Rosser, Sherrill & Co., Inc.
126 East 56th Street, 29th Floor
New York, NY 10022
(212) 521-3799
Copy to:

Carmen J. Romano, Esq.
James A. Lebovitz, Esq.
Dechert LLP
2929 Arch Street
Philadelphia, PA 19104
(215) 994-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number	10567B 109

1.	NAME OF REPORTING PERSON Bruckmann, Rosser, Sherrill & Co. II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,281,061 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

2,281,061 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,281,061 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%* (See Item 5)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The calculation of the foregoing percentage is based on 19,250,500 Issuer Common Shares (as defined herein) outstanding as of February 14, 2011.

CUSIP Number	10567B 109

1.	NAME OF REPORTING PERSON BRSE, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,281,061 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

2,281,061 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,281,061 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%* (See Item 5)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
* The calculation of the foregoing percentage is based on 19,250,500 Issuer Common Shares (as defined herein) outstanding as of February 14, 2011.

Item 1. Security and Issuer
     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on November 5, 2010 (the “Schedule 13D”) relating to the common shares, no par value per share (“Issuer Common Shares”), of Bravo Brio Restaurant Group, Inc., an Ohio corporation (“BBRG” or the “Issuer”). The address of the principal executive office of the Issuer is 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212. The purpose of this Amendment No. 1 to Schedule 13D is primarily to report a change in the share ownership as a result of the sale by the Reporting Persons of 2,281,061 Issuer Common Shares in an underwritten registered public offering (the “Follow-On Offering”) pursuant to the Issuer’s Registration Statement on Form S-1 (File No. 333-172642), as amended, and to report the other matters set forth below. An aggregate of 2,281,061 Issuer Common Shares were sold by the Fund and Ms. Julie Frist at the closing of the Follow-On Offering on April 1, 2011 at a net price of $15.40 per share.
     Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Schedule 13D.
     Except as specifically set forth herein, the Schedule 13D remains unmodified.
Item 2. Identity and Background
     Item 2 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
     At the time of the filing of the Schedule 13D, Harold O. Rosser II was serving as a manager of BRSE, L.L.C. Mr. Rosser resigned from his position as manager of the BRSE, L.L.C. on December 17, 2010 and as such shall be removed from Schedule I to the Schedule 13D.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:
     On March 28, 2011, the Issuer, the Fund, Ms. Frist and certain other shareholders of the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies & Company, Inc., Piper Jaffray & Co. and Wells Fargo Securities, LLC, as the representatives (the “Representatives”) of the several underwriters named in Schedule B thereto (collectively including the Representatives, the “Underwriters”) pursuant to which: (1) the Fund and Ms. Frist agreed to sell an aggregate of 2,080,510 Issuer Common Shares to the Underwriters at $16.25 per share less an underwriting discount of $0.85 per share in a registered underwritten public offering, and (2) the Fund and Ms. Frist granted an over-allotment option to the Underwriters for up to 200,551 Issuer Common Shares at the same pricing.
     On March 30, 2011, the Underwriters exercised the over-allotment option in full. The Fund and Ms. Frist sold an aggregate of 2,281,061 Issuer Common Shares to the Underwriters at the closing on April 1, 2011. In accordance with the Underwriting Agreement, the Fund and Ms. Frist entered into letter agreements (the “Lock-up Agreements”) with the Representatives pursuant to which the Fund and Ms. Frist agreed that, for the 90-day period after March 29, 2011, the Fund and Ms. Frist will not, without the prior written consent of the Representatives, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Issuer Common Shares, other than as provided in the Lock-up Agreements.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
          (a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.
          The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 to Schedule 13D include the 2,281,061 Issuer Common Shares sold by the Reporting Persons in the Follow-On Offering, because, notwithstanding such sale, the Reporting Persons have voting power over such sold shares at the Issuer’s 2011 Annual Meeting of Shareholders to be held on April 14, 2011, as a result of the Reporting Persons owning such shares on February 14, 2011, the record date for the Annual Meeting. The percentage of Issuer Common Shares reported beneficially owned by each person herein is based upon 19,250,500 Issuer Common

Shares issued and outstanding as of February 14, 2011 as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on March 29, 2011, relating to the Issuer’s registration statement on Form S-1, as amended (Registration No. 333-172642).
          (c) On April 1, 2011, Stephen C. Sherrill, one of the managers of BRSE, L.L.C. purchased 100,000 Issuer Common Shares from the Underwriters at a sale price of $16.25 per share in the Follow-On Offering. Except as described above and herein, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person listed in response to Item 2 hereof has engaged in any transaction during the past 60 days involving Issuer Common Shares.
          (d) Not applicable.
          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Shares on April 1, 2011; however, the Reporting Persons retained voting power over 2,281,061 Issuer Common Shares for purposes of the Issuer’s 2011 Annual Meeting of Shareholders to be held on April 14, 2011, because the Reporting Persons owned such shares on February 14, 2011, the record date for the Annual Meeting.
          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Issuer Common Shares referred to in this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.
          The Reporting Persons have entered into a Joint Filing Agreement filed as Exhibit 1 herewith, as required by Rule 13d-1(k) promulgated under the Exchange Act.
Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, dated as of November 5, 2011, by and between Bruckmann, Rosser, Sherrill & Co. II, L.P. and BRSE, L.L.C. (incorporated by reference from Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on November 5, 2011).

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P.
By:	BRSE, L.L.C., as its General Partner

By:	/s/ Stephen C. Sherrill
	Name:	Stephen C. Sherrill
	Title:	Manager

BRSE, L.L.C.
By:	/s/ Stephen C. Sherrill
	Name:	Stephen C. Sherrill
	Title:	Manager

Dated: April 8, 2011

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, dated as of November 5, 2011, by and between Bruckmann, Rosser, Sherrill & Co. II, L.P. and BRSE, L.L.C. (incorporated by reference from Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on November 5, 2011).